

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Via Email

James M. Turner
Sichenzia Ross Ference LLP
1188 Avenue of the Americas, 37th Floor
New York, NY 10036

Re: CCUR Holdings, Inc.
PRER14C filed February 24, 2021
File No. 1-37706

Schedule 13E-3/A filed February 24, 2021
Filed by JDS1, LLC *et al.*
File No. 5-36889

Dear Mr. Turner:

The Office of Mergers and Acquisitions has reviewed the amended filings listed above along with your response letter filed on the same date, and have the following comments. All defined terms have the same meaning as in the information statement listed above.

Substantive Factors Favoring Fairness of the Reverse Stock Split, page 22

1. We note that the price per share to be paid in the reverse stock split has been reduced from $3.06 per share to $2.86 per share. The filing persons have determined the reduced price to be fair, based in part on the decline in the Company's stock price since January 26, 2021, when it announced a loss of approximately $14 million in escrow funds due to a theft by an employee at Wright Brothers where such funds were being held in escrow. However, on page 43 of the information statement, you state that you are pursuing insurance and legal actions against those parties responsible for the losses. Provide further details about the potential for recovery through insurance or by litigation, and note how the filing persons considered (or did not consider) the possibility of recovering the stolen funds in their fairness determination.

Annex A – Opinion of Valuescope

2. The report of Valuescope dated February 15, 2021 states that its fairness determination is based in part on discussions with management "regarding past and current performance

and prospects for the Company." Summarize any non-public forecasts or projections provided by management to Valuescope and used in its fairness analysis.

3. See our last comment above. Include a summary of the material assumptions underlying any such forecasts or projections.

4. See comment 1 above. Revise to note whether (and if so, how) Valuescope considered the possibility of recovery of the stolen funds in determining the fairness of the reduced per share price to be paid in the reverse stock split.

We remind you that the Company and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions